Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports, each dated March 5, 2018, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.
We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-171568) on Form S-8 and Registration Statement (No. 333-171866) on Form F-3 of Baytex Energy Corp.

/s/ KPMG LLP
Chartered Professional Accountants
March 9, 2018
Calgary, Canada